SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30101; 812-13981]

Precidian ETFs Trust, et al.; Notice of Application

June 8, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and

22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) of the Act for

an exemption from sections 12(d)(1)(A) and (B) of the Act ("Prior Order").

Summary of Application: Applicants seek to amend the Prior Order[1] to permit the Funds (as

defined below) to issue Shares in less than Creation Unit size to investors participating in the

Distribution Reinvestment Program (as defined below).

Applicants: Precidian ETFs Trust ("Trust"), Precidian Funds LLC ("Adviser") and Foreside

Fund Services, LLC ("Foreside").

Filing Dates: The application was filed on November 28, 2011, and amended on March 23,

2012, and May 29, 2012. Applicants have agreed to file an amendment during the notice period,

the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 3, 2012 and should

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[1]   Precidian ETFs Trust, Investment Company Act Release Nos. 29692 (June 9, 2011) (notice) and 29712 (July 1, 2011) (order).

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Trust and Adviser, c/o Mark Criscitello, 350 Main St., Suite 9, Bedminster, New Jersey 07921, Foreside, Three Canal Plaza, Suite 100, Portland, ME 04101.

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is registered under the Act as an open-end management investment company with multiple series and organized as a Delaware statutory trust. The Adviser is a Delaware limited liability corporation that is registered under the Investment Advisers Act of 1940 and serves as investment adviser to Maxis Nikkei 225 Index Fund ("Initial Fund"). The distributor for the Initial Fund is Foreside, a Delaware limited liability company. Applicants

request relief for the Initial Fund and for any Future Funds (collectively, the "Funds").[2] The

Funds will operate as exchange-traded funds ("ETFs").

2.   The application for the Prior Order ("Prior Application")[3] stated that "No Fund

will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners

for reinvestment of their cash proceeds but certain individual Brokers may make a dividend

reinvestment service available to their clients." In addition, the Prior Application included

several representations and a condition noting that Shares could be acquired from the Funds and

the Funds would issues Shares in Creation Units only. The applicants seek an order amending

the Prior Order ("Amended Order") to specifically permit the Funds to operate the "Distribution

Reinvestment Program," as described below.[4]

3.   The Trust will make the DTC Dividend Reinvestment Service available for use by

the beneficial owners of Shares ("Beneficial Owners") through DTC Participants for

reinvestment of their cash dividends.[5] DTC Participants whose customers participate in the

program will have the distributions of their customers automatically reinvested in additional

whole Shares issued by the applicable Fund at NAV per Share. Shares will be issued at NAV

under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in

the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus,

Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are

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[2]   As defined in the Prior Order, Future Funds are future series of the Trust as well as any other open-end
        management investment companies or their series that may be created in the future that track a specified
        domestic and/or foreign securities index and are advised by the Adviser or an entity controlling, controlled
        by, or under common control with the Adviser.

[3]   All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prior
        Application.

[4]   All entities that currently intend to rely on the Amended Order are named as applicants. Any other entity
        that relies on the Amended Order in the future will comply with the terms and conditions of the application.

[5]   Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service. Beneficial
        Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend
        Reinvestment Service through such broker.

higher (or lower) than the contemporaneous secondary market trading price. Applicants state

that the DTC Dividend Reinvestment Service differs from dividend reinvestment services

offered by broker-dealers in two ways. First, in dividend reinvestment programs typically

offered by broker-dealers, the additional shares are purchased in the secondary market at current

market prices at a date and time determined by the broker-dealer at its discretion. Shares

purchased through the DTC Dividend Reinvestment Service are purchased directly from the fund

on the date of the distribution at the NAV per share on such date. Second, in dividend

reinvestment programs typically offered by broker-dealers, shareholders are typically charged a

brokerage or other fee in connection with the secondary market purchase of shares. Applicants

state that brokers typically do not charge customers any fees for reinvesting distributions through

the DTC Dividend Reinvestment Service.

4.   Applicants state that the DTC Dividend Reinvestment Service will be operated by

DTC in exactly the same way it runs such service for other open-end management investment

companies. The initial decision to participate in the DTC Dividend Reinvestment Service is

made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend

Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will

have to make an affirmative election to participate by completing an election notice. Before

electing to participate, Beneficial Owners will receive disclosure describing the terms of the

DTC Dividend Reinvestment Service and the consequences of participation. This disclosure will

include a clear and concise explanation that under the Distribution Reinvestment Program,

Shares will be issued at NAV, which could result in such Shares being acquired at a price higher

or lower than that at which they could be sold in the secondary market on the day they are issued

(this will also be clearly disclosed in the Prospectus). Brokers providing the DTC Dividend

Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Applicants represent that brokers typically do not charge a fee for the DTC Dividend Reinvestment Service.

5.   The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all.

Applicants' Legal Analysis:

1.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.   Applicants seek to amend the Prior Order to specifically permit the Funds to operate the Distribution Reinvestment Program. The only difference between the terms and conditions in the Prior Order and the Amended Order relates to a Fund issuing shares in less than Creation Unit sizes under the Distribution Reinvestment Program. Applicants represent that the relief granted in the Prior Order under section 6(c) remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.　　Applicants state that the Distribution Reinvestment Program is reasonable and fair because it is voluntary and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission. In addition, although brokers providing the Distribution Reinvestment Program could charge a fee, applicants represent that typically brokers do not charge for this service.

4.　　Applicants do not believe that the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs. In addition, applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) will change the Beneficial Owners' expectations about the Funds or the fact that individual Shares trade at secondary market prices. Applicants believe that Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. Therefore, applicants believe that the Distribution Reinvestment Program meets the standards for relief under section 6(c) of the Act.

<u>Applicants' Conditions</u>

Applicants agree that the Amended Order will be subject to the same conditions as those imposed by the Prior Order, except that condition A.2 is revised in its entirety as follows:

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary